New Jersey Mining Company

201 N. Third Street

Coeur d’Alene, ID 83814

208-503-0153 [Phone]

dsteiner@newjerseymining.com [EMAIL]

July 28, 2014

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:

New Jersey Mining Company

Amendment No. 3 to Registration Statement on Form 10

Form 8-K

Filed June 17, 2014

File No. 000-28837

Dear Mr. Reynolds:

This responds to your letter of July 14, 2014, regarding the Company’s Amendment No. 3 to Registration Statement on Form 10 filed July 2, 2014, and the Company’s Form 8-K filed June 17, 2014.  With respect to the Staff’s comments, the Company responds as follows:

Amendment No. 3 to Registration Statement on Form 10

1.

Comment:  We note your response to comment 4 in our letter dated June 20, 2014.  It is unclear why you believe the issuance of shares in 2013, whether or not they replaced previously-held shares, is not required to be disclosed pursuant to Item 701 of Regulation S-K.  Please advise us of the details of the transaction, including the approximate number of shareholders involved.

Response:  In 2002, New Jersey Mining Company (the “Company”) acquired Gold Run Gulch Mining Company (“GRMC”) in a share for share merger transaction whereby shareholders of GRMC were issued shares of the Company at a ratio of .875 shares of the Company for each share of GRMC.  All GRMC shareholders were issued shares of the Company and GRMC was dissolved pursuant to the plan of merger in 2002.  The Company was unable to locate certain GRMC shareholders—some shareholders were deceased, and some had transferred their ownership without notifying GRMC.  The Company estimates that it was unable to identify or contact shareholders, or shareholders’ heirs, successors, or assigns in five cases or less.  Without being able to contact shareholders or knowing who had ownership of the shares at the time of the merger, shareholders that could not be located or identified were collectively issued a total amount of 660,187 shares of the Company in the name of Gold Run Gulch Trust, which was entered into the Company’s stock ledger on October 15, 2002 (certificate number 645).  These shares were held in trust by the Company for individuals who would later appear claiming an ownership interest in the unidentified shares of the dissolved GRMC.  Tina Brackebusch acted as the Trustee.

On March 5, 2013, an individual appeared with a GRMC share certificate naming her (in her maiden name) as the registered holder of 25,000 GRMC shares issued in 1989.  Although the GRMC shares she held were worthless and already converted, by producing her GRMC share certificate she was able to prove that she had an ownership interest in 21,875 previously issued shares of the Company’s common stock being held in trust under the name Gold Run Gulch Trust for the benefit of individuals such as herself.  Shares in the name of Gold Run Gulch Trust were broken down and the GRMC shareholder was made the registered holder of 21,875 shares of the Company.  Gold Run Gulch Trust was made the registered holder of 638,312 shares that continue to be held in trust for the remaining GRMC shareholders that cannot be located or identified.

The Company shares at issue here were not issued, newly issued, reissued, modified as a result of outstanding securities, or transferred.  The rights of ownership vested at the time of the merger and the creation of the trust was for the benefit of the above described shareholder and other unidentified GRMC shareholders, or shareholders that could not be located.  Therefore, the Company does not believe the shares at issue here are required to be disclosed pursuant to Item 701 of Regulation S-K since they were issued in 2002 in the name of Gold Run Gulch Trust.

In the event the Staff believes the shares at issue should still be disclosed pursuant to Item 701 of Regulation S-K, the Company will amend our Form 10 accordingly to disclose the above.

Form 8-K Filed June 17, 2014

1.

Comment: We note your disclosure of economic indicators for the Juniper Lease and the McKinley Project on pages 11 and 18, respectively. Considering you have no mineral reserves, please tell us the basis for these estimates. We also note the disclosure of projected income from the Juniper Lease on page 11 and projected net profit for the McKinley Project on page 18. Please provide us the basis for these projections in accordance with Item 10(b) of Regulation S-K.

Response: The pamphlet that is the subject of this comment was filed with the Commission pursuant to Regulation FD for distribution at meetings with a broker-dealer and potential broker-dealer affiliated investors who were offering to purchase the Company’s securities in the form of a private placement (now the Company’s most recent Regulation D private placement offering—Form D filed with the Commission).  The Company believed it was required to provide the recent estimates to prospective investors in order to comply with the antifraud provisions that pertain to material misstatements or omissions in connection with the purchase or sale of a security.  The Company’s management believed the potential investors should be informed of the Company’s estimates with respect to the recent data from drill results, and other data from those projects whether negative or positive.  Because of the disclosure to a broker-dealer and potential investors without a confidentiality agreement, the Company believed it was required to file the pamphlet with the Commission pursuant to Regulation FD in the event the information in the pamphlet was deemed to be material non-public information.  Additionally, the Company believed it was permitted to include such estimates regarding the Juniper Lease and the McKinley Project in the filing pursuant to Item 102(5) of Regulation S-K because the pamphlet was a document related to an offer to purchase the Company’s securities.  Therefore, the estimates were disclosed and filed with the Commission pursuant to the requirements of Regulation FD despite not having provable or probable reserves.

Reasonable Basis Pursuant to Item 10(b) of Regulation S-K

Juniper Lease

Page 11 of Exhibit 99.2 on Form 8-K filed on June 17, 2014, refers to the lease of the Skookum Shoot at the Golden Chest mine.  The Golden Chest is owned 47.88% by the Company and 52.12% by Marathon Gold Corporation, a Canadian company, through Golden Chest LLC (GCLLC).  Juniper Resources, LLC, a private company, leased a portion of the Golden Chest mine known as the Skookum Shoot from GCLLC, and performed their own due diligence of the Skookum which included 2,545 meters of core drilling distributed among 20 holes.  The Skookum lease calls for a 2% net smelter royalty to be paid to GCLLC.  Juniper has provided the Company with its own internal estimate of the gold grade and tonnage in the Skookum Shoot.  The Company has signed a milling agreement with Juniper that calls for a fixed tonnage fee of $42 per tonne, and using these numbers an estimate of the economics were presented on page 11 of Exhibit 99.2.

Although, there is no stated mineral reserve at the Golden Chest, the Company has completed two Canadian NI 43-101 mineral resource reports within the past three years.  Approximately 24,000 meters of core drilling has been completed at the Golden Chest in the past ten years with much of the drilling focused on the Skookum Shoot area.  The Company has also processed approximately 8,400 tonnes of material from the Golden Chest at its New Jersey mill, and has acquired a significant amount of metallurgical data and expertise regarding the processing of gold-bearing material from the Golden Chest.  Based on previous core drilling results, Skookum Shoot data provided by a private lessor, a signed milling agreement, and historic metallurgical data, the Company believes that it has a reasonable basis to make the projections on page 11 of Exhibit 99.2.

McKinley Project

The Net Profit supplied for the McKinley Project is an example of a minimum threshold amount for profitability considering the ownership of the Company’s mill facility in Kellogg, Idaho, not an estimate of the potential reserves.  Prospective investors requested a figure on the lowest deposit size at which milling would be profitable to the Company.  The Company previously estimated that ore within 152 mile radius from the mill (or 5 ½ hours driving time) could possibly be hauled without it being cost prohibitive to profitability.  With this restriction in mind, the McKinley property represented the outermost prospective property within the radius in which to estimate the lowest deposit size needed to return a profit to the Company based on the use of the Company’s mill. The low-end threshold considers the costs to process a minimum number of tons of gold-mineralized-material at an estimated grade.

For the McKinley the estimated grade is based on geologic and geochemical evaluation of the existing underground workings.  One hundred and three (103) individual saw-channel samples were collected from the underground workings totaling 504.8 feet of channel cut 1 inch wide by 2 inches deep into the ribs of the exposed mine workings.  Assays performed on these samples by ALS Minerals of Sparks, Nevada returned 43 samples greater than 0.029 ounces gold per ton (1 gram gold per ton).  The weighted average grade of that group of samples based on sample length is 0.397 ounces gold per ton (13.6 grams gold per ton).  In addition to the channel sampling, one drill hole from within the underground workings drilled across one of the projections of mineralized material, identified by the channel sampling, returned an intercept of 8.36 feet at a weighted average grade based on sample lengths of 1.27 ounces gold per ton (43.35 grams gold per ton).  All assays were performed by ALS Chemex and Blanks and Standards were inserted at appropriate intervals as per typical for industry protocol.

While there is every indication of a growing potential gold resource taking into consideration 3900 feet of underground workings on four levels, past production and visual gold mineral identification along with work done to date by the Company, the data supplied in the 8-K was used as an example of potential minimums at a haulage distance represented by the McKinley for grade and tonnage for profitability. It was not intended to indicate a reserve or profitability on the McKinley specifically.  For the foregoing reasons, the Company believed it had a reasonable basis to make the estimates on page 18 of the Form 8-K.

Potential Amendment to the Form 8-K Filed June 17, 2014

While the Company believes it was necessary to file the pamphlet pursuant to Regulation FD and that the Company’s management had a reasonable basis to make the estimates for the Juniper Lease and the McKinley Project on pages 11 and 18, the Company will amend the June 17, 2014 Form 8-K to disclose the above responses that pertain to the Juniper Lease and the McKinley Project should the Staff require.

Furthermore, if compliance with SEC rules can only be obtained by amending the Form 8-K to remove pages 11 and 18, then the Company will amend the Form 8-K accordingly.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

·

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

·

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory, or if the Staff has any further comments on our filings.

Sincerely,

/s/ Delbert Steiner

_______________________________________

By: Delbert Steiner

Its: Chief Executive Officer